NEWS RELEASE

New York - AG	May 30, 2024
Toronto - AG
Frankfurt - FMV

First Majestic Releases 2023 Annual Report

Vancouver, British Columbia, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the release of its 2023 Annual Report (the "Report") titled "20 Years. The Silver Evolution". The Report encompasses the Company's vision and mission, its values, its commitment to achieving its goals, and its 20-year evolution to becoming one of the world's largest silver producers.

"It is with great pleasure that we release our 20-year anniversary Annual Report, reflecting on the incredible journey that First Majestic has been on," said Keith Neumeyer, President & CEO of First Majestic. "Not unlike the silver market, the past two decades have proved both very successful and challenging for the Company. Yet with each setback, we have come together as a business, embraced change, and grown into a substantial enterprise in a relatively short amount of time."

The 2023 Annual Report is available on the Reports & Filings section of the Company's website at www.firstmajestic/annual-reports/2023.com.

Shareholders may also request a physical copy of the Report, which includes the Company's complete 2023 audited financial statements, by emailing your request to info@firstmajestic.com.  The Report will be mailed from First Majestic's headquarters free of charge.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States.  The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, visit our website at www.firstmajestic.com.  You can contact us by e-mail at info@firstmajestic.com, or by telephone at 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.